CTDC Enters into a 100MW Solar Cells Purchase Agreement with Time Infrastructure

Hong Kong – January 10, 2011 –China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions, announced today that China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (“Trendar Solar”), a wholly-owned subsidiary of CTDC, has entered into a Purchase Agreement for the Year 2011 (the “Agreement”) with Goldpoly (Quanzhou) Science & Technology Industry Co. Ltd. (“GPS&T”), a wholly-owned subsidiary of Time Infrastructure Holdings Limited (“Time Infrastructure”; Stock Code: 0686.HK). Pursuant to the Agreement, GPS&T agreed to provide Trendar Solar with 100 megawatt of high-quality polycrystalline solar cells in 2011.

Mr. Sean Liaw, Chief Operating Officer of CTDC said, “This is the first purchase agreement we entered with the Goldpoly Group after signing our strategic cooperation agreement in November, 2010. We believe that the agreement will further ensure the supply of our raw materials and will strengthen our long-term relationship in the provision of solar cells. The high-quality solar cells with competitive price provided by Time Infrastructure enable us to ensure the high-quality of our PV module and reduce our production cost, which will in turn increase the profit margin.”

Mr. Tim Yiu, Executive Director of Time Infrastructure and General Manager of the Time Infrastructure’s solar business, said, “CTDC is one of our superior and significant strategic partners. The signing of the agreement not only reinforces the long-term relationship between the two parties, but also represents the customers’ recognition towards our products. We will continue to deliver the highest quality products to customers, and jointly develop the potential PV market with CTDC.”

About China Technology Development Group Corporation (NASDAQ: CTDC)
Established in 1995, CTDC has been listed on the NASDAQ Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com

About Time Infrastructure Holdings Limited (stock code: 0686.hk)
Time Infrastructure Holdings Limited (“Time Infrastructure”), as a leading manufacturer of silicon solar cells in the PRC, is listed on the main board of the Stock Exchange of Hong Kong with stock code 0686. Currently Time Infrastructure operates its solar cells production in an 180,000 square meter factory with an annual capacity of 200 MW, located in Quanzhou, Fujian Province. The information above is provided by Time Infrastructure. For further details of Time Infrastructure’s solar business, please visit the Company’s website at www.goldpoly.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709 +852 3112 8461
Email: ir@chinactdc.com